Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Just Energy Group Inc. (“Just Energy”)
100 King Street West
Suite 2630
Toronto, Ontario  M5X 1E1

Item 2Date of Material Change

February 26, 2014

Item 3  News Release.

A copy of the press release issued on February 26, 2014 is attached as Schedule A.

Item 4Summary of Material Change

The board of directors of Just Energy announced today it had accepted the voluntary resignation of Ken Hartwick as President  and Chief Executive Officer and a director on February 26, 2014 to become effective April 1, 2014.  The board also announced that Jay Lewis, currently Just Energy’s Chief Operating Officer and EVP Residential Division and Deborah Merril, currently the President of Hudson and the EVP of Just Energy’s Commercial Division were contemporaneously appointed as  Co Chief Executive Officers to become effective April 1, 2014.

Item 5Full Description of Material Change

See Item 4 above.   Ken Hartwick, whose current employment agreement ends on March 31, 2015 recently advised the board he would unlikely renew his agreement.  Based on this information and Mr. Hartwick’s decision to accelerate his resignation plans for personal reasons, the board settled upon the senior executive changes and appointments referenced above and made the decisions described above and in the attached press release.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8 Executive Officer

For any inquiries with respect to this material change report, please contact Rebecca MacDonald, Executive Chair @ (416) 367-2872 or Michael Cummings, Investor Relations, FTI Consulting @ (617) 897-1532 or Michael.Cummings@FTIConsulting.com

Item 9 Date of Report

February 27, 2014

(signed Jonah Davids)
Jonah Davids
Senior Vice President and General Counsel and Assistant Secretary

SCHEDULE A

TSX:   JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

Just Energy Group Announces Leadership Transition
Solidifies Executive Leadership Team for the Future

Company to appoint Deborah Merril and James Lewis Co-Chief Executive Officers

TORONTO, ONTARIO – February 26, 2014 – Just Energy Group, Inc. (TSX: JE) (NYSE: JE), a competitive retailer of electricity and natural gas, today announce that Chief Executive Officer Ken Hartwick has submitted his resignation from the Company to be  effective April 1, 2014 to pursue personal interests. The Company announced that the Board of Directors has appointed Deborah Merril, Just Energy’s current Executive Vice President, Commercial, and James Lewis, Just Energy’s current Chief Operating Officer, as Co-Chief Executive Officers effective on Mr. Hartwick’s resignation.

Rebecca MacDonald, the Company’s Executive Chair commented, “Ken Hartwick has been an important part of Just Energy and our executive management team for a decade and we wish him well in his future endeavors. Given Ken’s decision, the Board determined that this transition provides an opportunity to bring our experienced Executive Vice Presidents to the top of Just Energy’s leadership structure. There is no better tandem to lead our dynamic organization into its next phase as Deb and Jay bring to their new leadership roles extensive industry experience and a thorough knowledge of how Just Energy operates. Jay and Deb have worked together for 16 years and during their tenure at the Company, have demonstrated unique, complimentary capabilities that will provide the balanced leadership we are seeking to take our organization forward as we move to expand our leadership position in North America. Our new co-CEOs are committed to maintaining our growth profile and continuing to focus on our bundling strategy, while also working to further reduce the payout ratio over time to support the income our shareholders expect to receive. As Executive Chair, I intend to fully support Deb and Jay and provide the resources needed to execute our unified strategic vision for our Company.”

Chief Executive Officer Ken Hartwick, commented, “After ten years at Just Energy, I have resigned for personal reasons. I take comfort in my decision as the Company is in tremendous financial and operational condition, recently delivering our ninth consecutive quarter of over 300,000 customer additions, achieving a record level customer base, and demonstrating significant progress toward accomplishing our financial targets for 2014 and beyond.” Mr. Hartwick added, “I look forward to our fourth quarter and meeting our guidance for the year, after which my resignation will be effective. I fully intend to be a resource to Deb and Jay over the foreseeable future. Deb and Jay have served as key components of our management team as we have grown our U.S. market presence and I have the utmost confidence in their leadership abilities to lead the Company into its next phase of development.  I want to thank the Board and our entire staff for the opportunity to have led the organization through periods of significant growth and transition. I look forward to closely following Just Energy’s continued success.”

Deborah Merril Background

Deb Merril joined Just Energy in 2008 and most recently served as President of the Hudson Energy Commercial Division, a position held since the acquisition of Hudson in 2010. In this role, she is responsible for the fast growing commercial business in the United States, Canada and the U.K. Ms. Merril has 18 years of energy marketing experience.  She graduated from the College of Wooster and received a Masters of Business Administration from Texas A&M.

James Lewis Background

Jay Lewis joined Just Energy in 2008 and most recently served as Chief Operating Officer, a position held since 2011. In this role, Mr. Lewis was responsible for administrative operations including supply, call center operations and the Consumer Division.   Mr. Lewis brings 17 years of experience in the energy marketing industry and has held various positions of increasing responsibility across the company’s operational function including Senior Vice President of Operations and Retention, Vice President of Retail Consolidated Billing Markets and Vice President, Texas Operations. He is a graduate of Stevens Institute of Technology and has a Masters of Business Administration from the New York University.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis and Tara Energy.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements pertaining to factors that could cause actual results or events to differ materially from current expectations include, among other things, risk relating to global political uncertainties, unanticipated events impacting the working capital of the Company, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes and changes in securities markets. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872
rmacdonald@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com